02041532

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 June 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	16:17 17 Jun 2002
Number	3524X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity Holding Percentage

Held

Barclays Nikko Global Investors Ltd 467,271 0.0325

Barclays Private Bank and Trust Ltd 5,700 0.0004

Barclays Global Investors Ltd 22,965,887 1.5951

Barclays Capital Securities Ltd 893,310 0.0620

Barclays Private Bank and Trust Ltd 2,500 0.0002

Barclays Life Assurance Co Ltd 2,696,362 0.1873

Barclays Global Investors Japan Trus 841,716 0.0585

Barclays Bank Trust Company Ltd 140,163 0.0097

Barclays Private Bank and Trust Ltd 35,000 0.0024

Barclays Global Investors, N.A. 15,555,982 1.0804

Barclays Private Bank Ltd 400,546 0.0278

Woolwich Life Ltd 580,000 0.0403

Barclays Global Fund Advisors 368,106 0.0256

Group Holding 44,952,543 3.1222

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder Account Holding

Designation

Not disclosed 581610 248,336

Not disclosed 583996 281,216

Not disclosed 586072 185,179

Not disclosed 586528 20,874

ALMLUFTTL-18409-CHASE MANHATTA ALMLUFTT 722,455

ASUKEXTTL-20947-CHASE MANHATTA ASUKEXTT 4,898,183

Bank of Ireland BNX009IE 389,721

BARCLAYS CAPITAL SECURITIES LT Not disclosed 893,310

BB1964UKC-16530-CHASE MANHATTA BB1964UK 3,089,058

BBTCL AS EXECUTOR OF Not disclosed 484

BBTCL DMC69 Not disclosed 10,199

BBTCL R69 Not disclosed 113,794

BBTCLT/CO & TUSTAIN JP Not disclosed 8,718

BGIJTB BTGF01IE 25,394

BGIJTB BTGF05IE 12,837

BLEEQTTTL-17011-CHASE MANHATTA BLEEQTTT 22,834

BLENTFUKQ-16344-CHASE MANHATTA BLENTFUK 113,712

BLENTPUKQ-16345-CHASE MANHATTA BLENTPUK 223,288

BLEQFDUKQ-16331-CHASE MANHATTA BLEQFDUK 495,107

BLEQPTUEA-16341-CHASE MANHATTA BLEQPTUE 356,347

BLEQPTUKQ-16341 CHASE MANHATTA BLEQPTUK 1,258,091

BLINTNUKQ-Z1AJ-dummy BLINTNUK 79,021

BLINTPUKQ-16342-CHASE MANHATTA BLINTPUK 147,962

BLEKINTTL-16400-CHASE MANHATTA BLUKINTT 13,948,528

BROKER OR CLIENT NAME 5,162

CHATRKTTL-16376-CHASE MANHATTA CHATRKTT 307,663

Chuo Mitsui TB BNN019IE 3,146

Chuo Mitsui TB BNN032IE 2,105

Chuo Mitsui TB BNX012IE 26,827

Clydesdale Nominees HGB0125 00694478 35,000

Clydesdale Nominees HGB0225 00029300 2,500

GOVERNMENT PENSION INVESTMENT BTS028IE 209,276

Mitsubishi TB BNN014IE 30,000

Mitsubishi TB BNN018IE 5,630

Mitsubishi TB BNN033IE 7,051

NATIONAL FEDERATION OF MUTUAL BTS024IE 5,891

NENTO(FE-C) BTGF04IE 133,751

NENTO(FE-E) BTGF06IE 47,780

NENTO(FE-F) BTGF07IE 28,591

Nutraco Nominees Limited 580,000

PENSION FUND ASSOCIATION BTC045IE 118,578

PENSION FUND ASSOCIATION BTK001IE 76,931

POSTAL LIFE INSURANCE BTS022IE 4,517

REGIONAL PUBLIC OFFICERS UNION BTS004IE 159,121

SFB01 428169 93,012

SFB01 500227 5,456,695

SFB01 502872 921,547

SFB01 508068 661,729

SFB01 527191 2,846,640

SFB01 536747 271,744

SFB01 540186 93,777

SFB01 551036 73,263

SFB01 552942 398,466

SFB01 555465 204,503

SFB01 555879 22,266

SFB01 569565 21,063

SFB01 573039 214,488

SFB01 581214 1,315,635

SFB01 713101 1,450,919

SFB01 911140 38,340

SFB03 582402 24,034

SFB03 583293 890,074

SFB03 584069 167,752

SFB03 585405 1,770

SFB03 585439 16,610

SFB04 585918 4,156

SHINKIN BANK PENSION FUND BTC034IE 19,049

Sumitomo TB BNN031IE 2,791

Swan Nominees Limited 5,700

TRUST EPA CERTIFICATED STOCK 1,806

ZEBAN NOMINEES LIMITED 400,546

Total
44,952,543

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

13 June 2002

11) Date company informed

17 June 2002, on receipt of a letter dated 14 June 2002

12) Total holding following this notification

44,952,543 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

3.12%

14) Any additional information

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jan Miller

Group Company Secretary

Date of notification 17 June 2002

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 17 June 2002

By: (Signature)*

Name: J V Miller

Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.